June 19, 2024

U.S. SEC

Washington, D.C. 20549

ATTN: Division of Corporation Finance

Blaise Rhodes, Angela Lumley

Re: Kinetic Group, Inc. File No. 333-216047

Dear Sir or Madam:

We acknowledge receipt of your letter to Kinetic dated June 6, 2024.

The response to the letter will require coordination between and among two accounting firms, our corporate counsel, and our audit committee and cannot be completed in ten days.

We expect to respond fully within thirty days of the date of your letter. The company intends to cooperate fully with your inquiry.

Thank you for your kind consideration.

Roberto Mora C.

Chief Financial Officer

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827